SECURI[TIES AND EXCHANGE COMM]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IDFC Capital (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Empire State Building
(No. and Street)

New York	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum	**(212) 897-1694**
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Ravilochan Pola, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IDFC Capital (USA), Inc. for the year ended March 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

5-20-2014
Notary Public

ANDREW DAVID CERONE
Notary Public, State of New York
Qualified in New York County
Reg. No. 01CE6269846
My Commission Expires 10-09-2016

IDFC CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of IDFC Securities Limited)
S.E.C. #8-68685

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2014
AND
INDEPENDENT AUDITORS' REPORT

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 a Public Document.

IDFC Capital (USA), Inc.

(A Wholly Owned Subsidiary of IDFC Securities Limited)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IDFC CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of IDFC Securities Limited)
Index
March 31, 2014

Page(s)

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
IDFC Capital (USA), Inc.

We have audited the accompanying statement of financial condition of IDFC Capital (USA), Inc. (the "Company"), as of March 31, 2014, and the related notes, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IDFC Capital (USA), Inc. as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 8, 2014

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Statement of Financial Condition
As of March 31, 2014

Assets	
Cash	$ 603,782
Due from parent	157,820
Fixed assets - net of accumulated depreciation of $32,445	47,373
Deferred tax asset	93,995
Income tax receivable	9,959
Other assets	24,172
Total assets	$ 937,101
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses and other liabilities	$ 22,787
Total liabilities	22,787
Commitments	
Stockholder's equity:	
Common stock ($.01 par value; 100,000,000 shares authorized, issued and outstanding)	1,000,000
Share option reserve	95,530
Accumulated deficit	(181,216)
Total stockholder's equity	914,314
Total liabilities and stockholder's equity	$ 937,101

The accompanying notes are an integral part of this financial statement.

1. Organization

IDFC Capital (USA), Inc. (the "Company"), a wholly owned subsidiary of IDFC Securities Limited ("the Parent") was incorporated in the State of New York on August 9, 2009. The Parent is a wholly owned subsidiary of IDFC Limited ("the Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business activity is distributing research and market commentary and brokering transactions in Indian equities for U.S. institutional clients. The customers introduced by the Company transact their business on delivery versus payment basis with settlement of the transactions facilitated by an affiliate in India for securities traded in Indian stock markets.

2. Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

Fixed Assets

Fixed assets represent furniture, equipment and leasehold improvements and are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the assets estimated useful lives of 3 to 10 years.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company applies a single, comprehensive model for how a company should recognize, measure, present and disclose in its statement of financial condition uncertain tax positions that the Company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.

The Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations remains open. A tax benefit from an uncertain tax position will be recognized when it is considered to be more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

Share-Based Compensation

The Ultimate Parent grants employee stock options to certain employees of the Company under various Employee Stock Option Plans of the Ultimate Parent. The compensation expense associated with this is generally accrued when earned by the employees and are allocated to the Company by the Ultimate Parent and are recorded through the Share Option Reserve. Delivery of the underlying shares of the Ultimate Parent is conditioned on the grantees satisfying requirements outlined in the award agreements.

3. Income Taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. As of March 31, 2014, the Company has a deferred tax asset of $93,995, recorded in the accompanying Statement of Financial Condition.

The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

The Company is not currently under examination by any taxing jurisdiction. The earliest tax year which is subject to examination by state and local tax authorities and the internal Revenue Service is 2011.

4. Concentration of Credit Risk

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

The Company maintains substantially all of its cash balance at one major financial institution. However, the Company does not believe that these amounts are exposed to significant risk.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, shall not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions. At March 31, 2014, the Company had net capital of $580,995 which was $330,995 in excess of required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

6. Related Party Transaction

The Company entered into a service level agreement with the Parent on December 26, 2011 whereby the Company will distribute research on behalf of the Parent.

7. Commitments and Contingencies

The Company has entered into a non-cancelable sublease for its office premises, which expires August 31, 2014. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending March 31,	Total Commitments
2015	$ 20,607

8. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at March 31, 2014:

Equipment	$ 44,373
Furniture	28,000
Leasehold Improvements	7,445
	79,818
Less: accumulated depreciation	(32,445)
	$ 47,373

9. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its statement of financial condition.

10. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

11. Subsequent Events

The Company has evaluated subsequent events up to the date on which the statement of financial condition is issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, this statement of financial condition.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
IDFC Capital (USA), Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by IDFC Capital (USA), Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting an overpayment of $52.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences with the amounts reported on Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

May 8, 2014